FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

ENEL AMÉRICAS S.A.

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES
REPRESENTING SHARES OF COMMON STOCK

OF

Enel Américas S.A.

ONE AMERICAN DEPOSITARY SHARE REPRESENTS
50 SHARES OF COMMON STOCK
CUSIP: 29274F104

You are hereby notified that in connection with a proposed distribution to common stockholders of Enel Américas S.A. of transferable preemptive rights to subscribe for new shares of our common stock in Chile and elsewhere outside Chile, some of which may be represented by American Depositary Shares, or ADSs, Citibank, N.A., as the depositary for our ADSs, is expected pursuant to the terms and conditions of the Deposit Agreement governing the ADSs to distribute transferable preemptive rights to subscribe for new ADSs to holders of ADSs (each representing 50 shares of common stock) held as of the ADS record date established by Enel Américas S.A., on a pro rata basis in proportion to their ADS holdings as of the ADS record date.  The CUSIP number for the preemptive ADS rights is 29274F138.  Each full preemptive ADS right gives the holder the right to subscribe for one new ADS at the subscription price of US$8.31 per new ADS, which includes certain fees and expenses. The record date for determining the holders of ADSs who are entitled to receive the distribution of preemptive ADS rights is 5:00 p.m. (New York City time) on July 2, 2019.

The number of preemptive ADS rights to be distributed for each ADS held of record as of the ADS record date is approximately 0.326003 preemptive ADS rights.  The subscription price for each new ADS is based on fifty (50) times the subscription price for new shares of our common stock of US$0.162108214203236 per new share established by our Board of Directors in accordance with the formula approved by our shareholders at the Extraordinary Shareholders’ Meeting held on April 30, 2019, plus a fee imposed in connection with the ADS rights and the issuance of the new ADSs of US$0.20 per new ADS subscribed.  The formula to determine the share subscription price, which is denominated in U.S. dollars, is (i) the weighted-average price of our common stock on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange for the five Chilean trading days preceding the start of the statutory preemptive rights offering period in Chile (June 20 to June 26, 2019), with the price on each such Chilean trading day converted into U.S. dollars based on the Dólar Observado published by the Central Bank of Chile for such day, (ii) less a 5% discount.

Following an initial 30-calendar-day statutory preemptive rights offering period in Chile, to the extent that there are newly authorized shares of common stock not subscribed during the statutory preemptive rights offering period, Enel Américas S.A. intends to distribute only to those shareholders and ADS holders and transferees of share rights and ADS rights who exercised their preemptive rights in the statutory preemptive rights offering period, in proportion to the number of new shares subscribed by them in the statutory preemptive rights offering period (including in the form of ADSs), additional transferable rights to subscribe for the remaining shares of common stock (including in the form of ADSs) authorized in the capital increase and not subscribed in the preemptive rights offering period (subject to reduction to the extent necessary in order not to substantially exceed the US$3.0 billion limit of the capital increase authorized by our shareholders) during a subsequent subscription rights offering period (currently expected to be 24 calendar days in Chile).  The subsequent subscription rights offering period will commence shortly after the settlement of the statutory preemptive rights offering, and the additional rights will be subject to the same subscription price and certain other terms and conditions as those of the statutory preemptive rights offerings.  The CUSIP number for the additional ADS rights is 29274F146.  Each full additional ADS right will give the holder the right to subscribe for one new ADS at the same subscription price per new ADS as for a preemptive ADS right. Citibank, N.A. will distribute the additional ADS rights to eligible ADS holders in connection with the subsequent rights offering.

We will provide additional information when it becomes available regarding the distribution of additional ADS rights and the periods during which those ADS rights may be exercised.  Fractional ADS rights will not be distributed, and any fractional entitlements to ADS rights will be aggregated and sold by Citibank, N.A. and the proceeds distributed to ADS holders otherwise entitled to a fractional ADS right.

This Notice is not an offer of securities and the ADSs and ADS rights may not be offered or sold absent registration or an exemption from registration under the Securities Act of 1933, as amended.

For information regarding the transaction relating to your Enel Américas ADSs, please contact the Information Agent, Georgeson LLC, at 1-800-261-1047 (U.S. and Canada Toll-Free) or +1-781-575-2137 (International Collect).

ENEL AMÉRICAS S.A.

Dated: June 26, 2019

AmericasActive:13713001.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: June 27, 2019